UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 1, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hawaiian Electric Industries, Inc.
File No. 001-08503- CF#29027

Hawaiian Electric Company, Inc.
File No. 001-04955 - CF#29027

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Hawaiian Electric Industries, Inc. and Hawaiian Electric Company, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-Q filed on November 8, 2012, as amended.

Based on representations by Hawaiian Electric Industries, Inc. and Hawaiian Electric Company, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2	through December 31, 2016
Exhibit 10.3	through December 31, 2014
Exhibit 10.4	through December 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary